H
                               [GRAPHIC OMITTED]
To: Business Editor
[For Immediate Release]


                       Huaneng Power International, Inc.
            Resolutions Passed at the Extraordinary General Meeting


(Beijing, the PRC, June 15, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its Extraordinary General Meeting ("EGM") in Beijing, the PRC. Mr. Li Xiaopeng, Chairman of the Company, presided over the EGM as the Chairman of the EGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions as ordinary resolutions:

1. The acquisition by the Company of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company, in each case, held by China Huaneng Group and the agreement signed between the Company and China Huaneng Group in respect of such interest transfer were approved.

2. The acquisition by the Company of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation ("HIPDC") Yingkou Branch Company and the agreement signed between the Company and HIPDC in respect of such interest transfer were approved.

3. The guarantee arrangements and agreements between Hebei Hanfeng Power Generation Limited Liability Company, Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Group, and subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's assumption of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability Company originally provided by China Huaneng Group were approved.

Resolutions Passed at the Extraordinary General Meeting...P.2


4. The entrusted loan arrangement between Huaneng Hunan Yueyang Power Generation Limited Liability Company, HIPDC and China Huaneng Finance Company was approved; The entrusted loan arrangement in respect of Yingkou Power Plant between the Company, HIPDC and China Huaneng Finance Company was approved; The arrangement between the Company and HIPDC regarding the account payables of Yingkou Power Plant was approved; and the arrangement regarding the foreign loan between HIPDC and Huaneng Chongqing Luohuang Power Generation Limited Liability Company was approved.

5. The loan and deposit arrangement between Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Finance Company was approved; Subject to the completion of the Acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's assumption of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited Liability Company was approved; The deposit arrangement between Huaneng Chongqing Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power Generation Limited Liability Company and China Huaneng Group was approved.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.

                                    ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms Christy Lai / Ms Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241